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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          ----------------------

                              SCHEDULE 14D-9

                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
                              (Amendment No. 1)
                        --------------------------

                    Integrated Resources High Equity Partners, Series 85,
                     A California Limited Partnership
                          (Name of Subject Company)

                    Integrated Resources High Equity Partners, Series 85,
                     A California Limited Partnership
                      (Name of Person Filing Statement)

                    Units of Limited Partnership Interest
                      (Title of Class of Securities)

                                   None
                    (CUSIP Number of Class of Securities)
                           -----------------------



                          Edward W. Kerson, Esq.
                            Proskauer Rose LLP
                                1585 Broadway
                         New York, New York 10036

                    (Name, Address and Telephone Number of Person
                    Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)




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                      AMENDMENT NO. 1 TO SCHEDULE 14D-9

          This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on March 25, 1998 (the "Original Schedule 14D-9") by Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "Partnership"). All capitalized terms used but not defined have the respective meanings given them in the Original Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND

          The second sentence of the fourth paragraph of (b)(i) is amended in its entirety as follows:

          Although such amount can only be determined at the time of liquidation (which is not required for a number of years), it is estimated that, if the Partnership were liquidated now and realized the appraised values set forth in Item 4 below, the General Partners would be obligated to pay $5,860,952 to the limited partners.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          Item 4 is amended in its entirety as follows:

          (a) The General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

          (b) In May 1998, the Partnership obtained new appraisals of the Partnership's properties (the "New Appraisal Information"), which reflect appraised values that average approximately 10% greater than those in the Appraisal Information. The purchase price being offered by the Purchaser is 33% less than $141.85, which is an amount (the "Revised Deemed Net Asset Value Per Unit") equal to (i) the sum of the appraised value of the limited partners' share of the Partnership's real estate assets (based on the New Appraisal Information) plus the Partnership's net current assets at March 31, 1998 (based on the Partnership's balance sheet at that date), divided by (ii) the number of outstanding Units at March 31, 1998. However, the Offer provides Unitholders with the immediate opportunity to liquidate their investment in the Partnership at a price that generally exceeds recent secondary market selling prices for Units. Certain Unitholders may find that 33% discount acceptable, if they want the certainty of an immediate cash purchase in exchange for their Units. Other Unitholders who do not want immediate cash, however, may prefer to continue to retain their investment in the Partnership and potentially receive a greater amount for their Units. Because of differing motivations Unitholders may have, the General Partners are not making a recommendation and are remaining neutral with respect to the Offer. See Item 3(b)(i) in the Original Schedule 14D-9 regarding certain conflicts of interest to which the General Partners are subject.

          Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe Unitholders should consider, among others, the following factors in deciding whether to accept or reject the Offer:

          1. Although the value of the Units is not certain and there is no established public trading market for the Units, the Revised Deemed Net Asset Value Per Unit estimated by the General Partners is $141.85, compared with the $95.00 per Unit price in the Offer. The Revised Deemed Net Asset Value Per Unit was determined based on independent third party appraisals obtained by the Partnerships in May 1998, and take into account the other assets and liabilities of the Partnership reflected on the Partnership's March 31, 1998 balance sheet. The Revised Deemed Net Asset Value Per Unit does not necessarily reflect the amount a Unitholder would receive if the Partnership were liquidated, and does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce the amounts available for distribution. There can be no assurance that the actual value of a Unit was not more or less than the Revised Deemed Net Asset Value Per Unit, or that the value of a Unit will not increase or decrease.

          The New Appraisal Information was obtained in connection with the General Partners' consideration of a possible settlement of the California action (as defined in paragraph 12 below). The following table sets forth the market value of each of the Partnership's properties as specified in the New Appraisal Information. (In the case of joint venture investments, the value represents the Partnership's proportionate interest in the joint venture. There is no discount to reflect the fact that certain real estate in which the Partnership has an interest is held by joint ventures with affiliated partnerships in which the Partnership itself does not have a controlling interest or the unilateral power to effect a sale of the entire property.)





                          Value of     Aggregate   Percentage of
                        Partnership's  Appraisal    Interest of
     Property             Interest       Value      Partnership

Westbrook Mall
 Shopping Center(1)   $ 1,750,000      $ 1,750,000     100.000%

Southport Shopping
 Center                19,700,000       19,700,000     100.000

Loch Raven Plaza        8,400,000        8,400,000     100.000

Century Park I          9,500,000       19,000,000      50.000

568 Broadway           12,066,750       31,000,000      38.925

Seattle Tower           5,150,000       10,300,000      50.000

         TOTAL        $56,566,750      $90,150,000

-----------------

(1) The Partnership has entered into a contract to sell its interest in this property for $1,700,000. The purchaser is conducting a due diligence review of the property, and there is no assurance the transaction will close.

          The sum of the appraised value of the Partnership's real estate plus the Partnership's net current assets at March
31, 1998 equals $59,726,257, or $141.85 per Unit.

          2. Secondary market sales activity for the Units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer and other possible tender offers) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent industry publication, between December 1, 1997 and January 31, 1998, there were 1,201 Units traded in the secondary market between a high of $81.11 per Unit and a low of $58.00 per Unit, with a weighted average price of $66.30 per Unit. Such prices do not take into account commissions and other transactional costs payable by sellers of Units (which typically range between 8% and 10% of the reported selling price). In addition, such prices do not reflect the $83.99 and $84.56 prices per Unit paid by an affiliate of the General Partners in late January 1998, or the $110.00 per Unit paid by an affiliate of the General Partners in mid-February 1998. See Item 6 below.

          3. Four tender offers for Units have occurred since 1996. Each offer has been for fewer than 5% of the outstanding Units. The offer prices have been $30.00 per Unit (in a June 1996 tender offer), $35.00 per Unit (in a November 1996 tender offer), $51.00 per Unit (in a February 1997 tender offer) and $75.00 per Unit (in a December 1997 tender offer). These tender offers have afforded only a modest amount of liquidity to limited partners, and, in each case, the General Partners have recommended that limited partners reject the offer.

          4. During 1996 and 1997, affiliates of the General Partners purchased from Elm Investors LLC ("Elm"), in privately negotiated transactions, for an aggregate of $1,179,948, an aggregate of 16,834 Units (i.e., an average price of $70.09 per Unit) the General Partners believe Elm had acquired, at least in part, pursuant to tender offers in June and November 1996, in which Elm had offered to purchase fewer than 5% of the outstanding Units for $30.00 per Unit and $35.00 per Unit, respectively. These purchases of Units were for investment purposes and with a view to making a profit. See the preceding paragraph and Item 6 below.

          5. In March 1997, KB Realty Advisors, Inc. ("KB") made an offer, subject to a number of conditions, to purchase all the real estate assets of all three Partnerships for $141,000,000 in the aggregate. If the offer by KB had been accepted and the Partnerships had received the $141,000,000, the General Partners estimate that the Partnership's share of that amount would have been $41,805,263, and, after payment of taxes and other expenses required to be borne by the Partnership under the KB offer (estimated at 2% of the purchase price), the General Partners estimate that the net proceeds of the transaction that would have been allocable to the Partnerships' limited partners would have been $38,920,674, or $97.30 per Unit. If, following such a transaction, the Partnership had been liquidated, and the $5,860,952 the General Partners estimate would have been payable by them to the limited partners (see Item 3 above (the "Excess Fee Amount")) had been paid, the General Partners estimate that the limited partners would have received $118.02 per Unit (including amounts relating to the limited partners' share of the other net assets of the Partnership). By comparison, the per Unit price in the Offer is $95.00, and the sum of the Revised Deemed Net Asset Value Per Unit plus the per Unit value of the Excess Fee Amount is $156.50.

          6. The General Partners are actively considering a variety of plans to enhance the value and liquidity of the Units. The plans have included possible conversion of the Partnership into an actively traded real estate investment trust (a "Reorganization Plan"). Although the terms of a Reorganization Plan have not been defined, it is the present intention of the General Partners that, if a Reorganization is effected, the fees to them and their affiliates from the Partnership would not increase from their existing level (see Item 3(b)(i) in the Original Schedule 14D-9), and their equity interest in the Partnership as general partners would not increase from the existing level. The trading price for the securities that would be issued in exchange for the Units could be more or less than the trading price currently available in the secondary market. A Reorganization Plan would require as a condition to its consummation, among other things, the approval by holders of a majority of the outstanding Units. There can be no assurance a Reorganization Plan, or any other plan, will actually be proposed by the General Partners, or, if proposed, will be approved by holders of a majority of the outstanding Units or consummated. However, if a Reorganization Plan is proposed by the General Partners, the General partners expect that they and their affiliates would vote all Units they own at the time in its favor, and that the Purchaser and its affiliates would vote all Units they own at the time in its favor. At present, the General Partners and their affiliates beneficially own, in the aggregate, 9.8% of the outstanding Units, and the Purchaser has advised that it and its affiliates beneficially own, in the aggregate, 0.4% of the outstanding Units. If the Purchaser acquires a substantial number of Units in the Offer, the likelihood of approval of a Reorganization Plan, if proposed, would be enhanced.

          7. Unitholders who tender their Units will be giving up the opportunity to participate in any potential benefits represented by ownership of such Units, including participation in possible future tender offers by the Purchaser or its affiliates, possible distributions by the Partnership, possible appreciation in the value of the Units and participation in any reorganization of the Partnership, including a Reorganization Plan, or resolution or disposition of the litigation described in paragraph 10 below.

          8. The agreement among the Purchaser and affiliates of the General Partners described in Item 3 in the Original
Schedule 14D-9 (which has been amended to provide for indemnification by the parties for information concerning themselves and their respective affiliates in connection with the Offer and the offers for units of the other HEP Partnerships) creates certain conflicts of interest for the General Partners with respect to the Offer.

          9. Unitholders could, as an alternative to tendering their Units, propose a variety of possible actions, including liquidation of the Partnership or removal and replacement of the General Partners.

          10. Depending upon the number of Units tendered pursuant to the Offer and whether the Purchaser or its affiliates, on the one hand, or affiliates of the General Partners, on the other hand, acquire Units from the other pursuant to the agreement described in Item 3 in the Original
Schedule 14D-9, the Purchaser or its affiliates, on the one hand, or the General Partners or their affiliates, on the other hand, could be in a stronger position to influence significantly all Partnership decisions on which Unitholders may vote, including decisions regarding removal of the General Partners, merger, sales of assets and liquidation. Accordingly, (i) non-tendering Unitholders could be prevented from taking action they desire that the Purchaser or the General Partners, as the case may be, oppose, and (ii) the Purchaser or the General Partners, as the case may be, may be able to take action opposed by non-tendering Unitholders.

          11. Pursuant to the partnership agreement, transfers of Units that would cause a termination of the Partnership for federal income tax purposes (which may occur when 50% or more of the Units are transferred in a 12-month period) are not permitted. Depending upon the number of Units tendered pursuant to the Offer, sales of Units on the secondary market for the 12-month period following completion of the Offer may be limited. The Partnership will not process a request for transfer of Units during that 12-month period, if the General Partners believe the transfer may cause a tax termination. In determining the number of Units subject to the Offer, the parties to the agreement described in Item 3 in the Original Schedule 14D-9 took this restriction into account to permit historical levels of transfers to occur after consummation of the Offer without violating this restriction.

          12. In May 1993, limited partners in the Partnerships commenced a class action (the "California Action") on behalf of all investors against the HEP General Partners and certain related persons and entities asserting various claims arising from alleged mismanagement of the Partnerships. On November 30, 1995, the original plaintiffs and intervening plaintiffs filed a consolidated class and derivative action complaint (the "Consolidated Complaint") alleging various state law class and derivative claims, including claims for breach of fiduciary duty; breach of contract; unfair and fraudulent business practices under California Bus. & Prof. Code Section 17200; negligence; dissolution, accounting, receivership and removal of general partner; fraud; and negligent misrepresentation. The Consolidated Complaint alleges, among other things, that the HEP General Partners caused a waste of the Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the investors in the Partnerships, that the HEP General Partners breached their duty of loyalty and due care to the investors by expropriating management fees from the Partnerships without trying to run the Partnerships for the purposes for which they were intended; that the HEP General Partners were acting improperly to entrench themselves in their position of control over the Partnerships and that their actions prevented non-affiliated entities from making and completing tender offers to purchase HEP Units; that, by refusing to seek the sale of the Partnerships' properties, the HEP General Partners diminished the value of the investors' equity in the Partnerships; that the HEP General Partners took heavily overvalued asset management fees; and that HEP Units were sold and marketed through the use of false and misleading statements.

          In early 1996, the parties submitted a proposed settlement to the court (the "Proposed Settlement"), which contemplated a reorganization of the three Partnerships into a single real estate investment trust, pursuant to which approximately 85% of the shares of the real estate investment trust would have been allocated to investors in the aggregate (assuming each of the Partnerships participated in the reorganization) and approximately 15% of the shares would have been allocated to the HEP General Partners. As a consequence, the Proposed Settlement would, among other things, have approximately tripled the HEP General Partners' equity interests in the Partnerships. In late 1996, the California Department of Corporations informed the Court of its conclusion that the Proposed Settlement was unfair, and, in early 1997, the Court declined to grant final approval of the Proposed Settlement because the Court was not persuaded that the Proposed Settlement was fair, adequate or reasonable as to the proposed class.

          As set forth in Item 6 above, although the General Partners are actively considering a possible Reorganization Plan, the terms of a Reorganization Plan have not been defined. Nonetheless, it is the present intention of the General Partners that, as a result of a Reorganization Plan, (a) the fees to them and their affiliates would not increase from their existing level, and (b) unlike the Proposed Settlement, which would, among other things, have approximately tripled the HEP General Partners' equity interests, their equity interests as general partners would not increase from the existing level.

          The plaintiffs have filed an amended complaint, which generally asserts the same claims as the earlier Consolidated Complaint but contains more detailed factual assertions and eliminates some claims they had previously asserted. The HEP General Partners believe that the amended complaint was subject to challenge on legal grounds and filed demurrers and a motion to strike. In October 1997, the Court granted substantial portions of the HEP General Partners' motions. Thereafter, the HEP General Partners served answers denying the allegations and asserting numerous defenses.

          The plaintiffs and the HEP General Partners recently have engaged in discussions relating to a possible settlement of the California Action, including discussions regarding a possible tender offer by the Partnership or the General Partners or their affiliates for Units at a price that may exceed the price in the Offer. There can be no assurance the parties will enter into a settlement agreement, or that the court will approve any such settlement agreement.

          The HEP General Partners believe each of the claims asserted is meritless and intend to continue vigorously to defend the California Action. The partnership agreement provides for indemnification of the General Partner and their affiliates in certain circumstances. The Partnership has agreed to reimburse the General Partners for the actual costs incurred in defending the California Action and the costs of preparing settlement materials. Through December 31, 1997, the General Partners had billed the Partnership a total of $1,034,510 for these costs, of which $824,510 was paid in February 1997.

          Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
SECURITIES

          Item 6 is amended in its entirety as follows:

          (a) Except as set forth below, neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. Except as set forth below, the General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers directors, affiliates or subsidiaries.

               At present, affiliates of the General Partners beneficially own an aggregate of 39,123 Units, or 9.8% of the outstanding Units, all of which are owned directly by wholly-owned subsidiaries of Presidio.

          (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Offer.

               Since April, 1996, wholly-owned subsidiaries of Presidio, of which the General Partners are themselves wholly-owned subsidiaries, purchased the numbers of Units set forth below at the prices indicated. Each transaction was effected in a brokerage transaction, except for the transactions on April 19, 1996, April 22, 1996, May 15, 1996, October 21,
1996, October 30, 1996, December 3, 1996, January 6, 1997,
January 14, 1997, December 9, 1997 and February 5, 1998, which were privately negotiated transactions.


Date       Number of Units    Price Per Unit    Aggregate Price

4/19/96              4             $40.00         $      160.00
4/22/96              8              40.00                320.00
5/15/96             80              50.00              4,000.00
7/16/96             80              54.99              4,399.20
7/17/96            108              53.27              5,753.50
7/31/96            270              55.00             14,850.00
7/31/96            140              55.85              7,819.20
8/6/96             646              52.17             33,703.40
8/9/96             300              59.67             17,900.00
8/20/96             40              59.00              2,360.00
8/30/96             24              58.00              1,392.00
10/9/96            120              58.00              6,960.00

Date       Number of Units    Price Per Unit    Aggregate Price

10/21/96        12,393              67.00             830,331.00
10/30/96           815              67.00             54,605.00
10/30/96            98              53.59              5,251.90
12/2/96            434              61.50              6,691.00
12/3/96            284              72.63             20,628.00
1/3/97           1,300              61.50             79,950.00
1/6/97             339              79.55             26,966.00
1/14/97            383              62.32             23,868.00
2/19/97            248              61.50             15,252.00
2/26/97            586              58.87             34,500.00
3/12/97            273              58.00             15,834.00
3/25/97            250              58.37             14,593.40
4/1/97             247              59.72             14,749.98
4/21/97            461              60.48             27,878.98
6/2/97             456              60.48             27,576.60
6/19/97            629              61.95             38,966.55
7/2/97             456              60.47             27,576.25
8/4/97             614              63.08             38,730.20
8/28/97             40              61.50              2,460.00
11/18/97           260              87.00             22,620.00
11/24/97           100              88.50              8,850.00
12/1/97            200              89.00             17,800.00
12/1/97             34              89.00              3,026.00
12/5/97             60              89.00              5,340.00
12/8/97             78              90.00              7,020.00
12/8/97             24              90.00              2,160.00
12/8/97             20              89.00              1,780.00
12/9/97          2,630              85.00            223,550.00
12/12/97            20              88.00              1,760.00
1/2/98              40              89.00              3,560.00
1/2/98             112              84.05              9,413.60
1/2/98             260              88.00             22,880.00
1/9/98             206              84.56             17,419.88
1/9/98             200              89.00             17,800.00
1/9/98              40              89.00              3,560.00
1/26/98             17              83.99              1,427.87
1/28/98            261              84.56             22,070.16
1/28/98            186              84.56             15,728.63
2/2/98              40              85.00              3,400.00
2/2/98             100              86.04              8,604.00
2/5/98          11,317             110.00          1,244,870.00
2/6/98             145              84.56             12,261.56
2/11/98            193              84.56             16,320.56
2/16/98            294              84.56             24,861.38


Date       Number of Units    Price Per Unit    Aggregate Price

2/16/98            100              84.56              8,456.25
2/17/98             60              82.52              4,951.00

          These purchases of Units were for investment purposes and with a view to making a profit.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Item 9 is amended to add the following at the end:

          (iii)  Amendment No. 1 to Agreement dated as of March
6, 1998 among Presidio Capital Corp., American Real Estate
Holdings, L.P. and Olympia Investors L.P.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1998

                         INTEGRATED RESOURCES HIGH EQUITY
                         PARTNERS, SERIES 85, A CALIFORNIA
                         LIMITED PARTNERSHIP

                         By:  RESOURCES HIGH EQUITY, INC., a
                              managing general partner


                         By:  /s/  Allan B. Rothschild
                             ----------------------------------
                              Name:  Allan B. Rothschild
                              Title: Executive Vice President